EXHIBIT 99.2

Alfa Mutual Insurance Company

Alfa Mutual Fire Insurance Company

Alfa Mutual General Insurance Company

July 17, 2007

Board of Directors

Alfa Corporation

2108 East South Boulevard

Montgomery, Alabama 36116

Dear Directors:

Alfa Mutual Insurance Company, Alfa Mutual Fire Insurance Company and Alfa Mutual General Insurance Company (collectively “Alfa Mutual”) currently collectively own approximately 55% of the outstanding Common Stock, $1.00 par value per share (“Common Stock”), of Alfa Corporation (“Alfa Corp.”). We are pleased to present a proposal to Alfa Corp. for a transaction in which we would acquire all the outstanding shares of Common Stock not held by us (the “Shares”) for $17.60 in cash per share. This is a full and fair price, which will provide the public shareholders of Alfa Corp. a premium of 15.8% over today’s closing price.

We are proposing this “going private” transaction because we believe that the combined Alfa companies can better operate with Alfa Corp. as a private company. In order for the Alfa companies to compete effectively in an increasingly competitive personal lines insurance industry over the long term, we must accelerate our investment in technology, accelerate expansion in our distribution channels and take other actions designed to promote long-term growth. We believe this can be accomplished more effectively with a simpler and more nimble corporate structure. We also believe our offer delivers to Alfa Corp.’s minority investors an attractive price and certain value in an increasingly uncertain environment.

We currently intend to obtain the necessary funds to complete the acquisition of the Shares by liquidating certain investment assets and issuing surplus notes to qualified institutional investors. We are not willing to sell our currently held shares of Common Stock to a third party.

We understand that it is typical and advisable for the Board of Directors of Alfa Corp. to establish a special committee of independent directors (the “Special Committee”) to review our proposal, negotiate the terms of the proposed transaction with us, and recommend acceptance or rejection of our proposal. We also understand that the Special Committee will hire its own financial and legal advisers to assist it.

Our proposal, at this time, is conditioned upon the execution of a definitive merger agreement containing the terms and conditions set forth above and such other mutually agreeable terms and conditions as are customary in agreements of this sort, including but not limited to customary representations, warranties, covenants and conditions, such as the receipt of all necessary regulatory approvals. Before the execution of definitive documentation, we would require the approval of the transaction by the Special Committee and by the Boards of Directors of Alfa Corp., Alfa Mutual Insurance Company, Alfa Mutual Fire Insurance Company and Alfa Mutual General Insurance Company. The transaction would also require approval of Alfa Corp.’s shareholders.

We and our financial advisor, Goldman, Sachs & Co., would like to meet with the Special Committee and its advisors as soon as possible to discuss further the rationale for this transaction and outline next steps to assure that the Special Committee and its advisors receive all appropriate information.

We reserve the right to modify or withdraw this proposal at any time prior to the execution and delivery of a definitive merger agreement. We will not have any obligation to Alfa Corp. or its shareholders with respect to this proposal unless and until we execute and deliver a definitive merger agreement, which must be in form and contents satisfactory to us and our advisors.

Thank you for your consideration of this proposal. We ask that you respond as soon as possible so that we can jointly pursue this transaction.

Sincerely yours,

Alfa Mutual Insurance Company

Alfa Mutual Fire Insurance Company

Alfa Mutual General Insurance Company